                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549, U.S.A.

                                  SCHEDULE 13D

                    under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                                INFOGRAMES, INC.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   362 36E 109
                                   -----------
                                 (CUSIP Number)

                               Frederic Monnereau
                           Infogrames Entertainment SA
                               1 place Verrazzano
                           69252 Lyon Cedex 09 France
                              +33 (0) 4 37 64 30 00
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                December 28, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement  [ ].


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CUSIP No. 362 36E 109                                         Page 2 of 10 Pages
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                                  SCHEDULE 13D

---------      ----------------------------------------------------------------------------   -------------------------
       1       NAME OF REPORTING PERSON                                                         INFOGRAMES
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                ENTERTAINMENT SA

---------      ----------------------------------------------------------------------------   -------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                          (a) [ ]
                                                                                                            (b) [ ]
---------      ----------------------------------------------------------------------------   -------------------------
       3       SEC USE ONLY

---------      ----------------------------------------------------------------------------   -------------------------
       4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                                                            WC, OO

---------      ----------------------------------------------------------------------------   -------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEMS 2(d) to 2(e)                                                       [ ]

---------      ----------------------------------------------------------------------------   -------------------------
       6       CITIZENSHIP OF PLACE OF ORGANIZATION                                                          FRANCE

-------------  ----------------------------------------------------------------------------   -------------------------
                          7  SOLE VOTING POWER                                                            2,500,000(1)
  Number of
   shares                 8  SHARED VOTING POWER                                                         69,076,760
 beneficially
owned by each             9  SOLE DISPOSITIVE POWER                                                       2,500,000(1)
  reporting
 person with             10  SHARED DISPOSITIVE POWER                                                    69,076,760

-------------  ----------------------------------------------------------------------------   -------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                              71,576,760(1)

-------------  ----------------------------------------------------------------------------   -------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
               INSTRUCTIONS)                                                                                    [ ]

-------------  ----------------------------------------------------------------------------   -------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                              90.4%(2)

-------------  ----------------------------------------------------------------------------   -------------------------
      14       TYPE OF REPORTING PERSON                                                                             CO

-------------  ----------------------------------------------------------------------------   -------------------------

--------
(1) Includes the right to acquire up to a maximum of 2,500,000 shares of Common Stock (as defined herein) issuable upon conversion of the Convertible Notes (as defined herein).

(2) Assumes the exercise and conversion of the Convertible Notes, which has not yet occurred.


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CUSIP No. 362 36E 109                                         Page 3 of 10 Pages
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                                  SCHEDULE 13D

---------      ----------------------------------------------------------------------------   -------------------------
       1       NAME OF REPORTING PERSON                                                         CALIFORNIA U.S.
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                HOLDINGS, INC.

---------      ----------------------------------------------------------------------------   -------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                          (a) [ ]
                                                                                                            (b) [ ]
---------      ----------------------------------------------------------------------------   -------------------------
       3       SEC USE ONLY

---------      ----------------------------------------------------------------------------   -------------------------
       4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                                                               AF

---------      ----------------------------------------------------------------------------   -------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEMS 2(d) to 2(e)                                                       [ ]

---------      ----------------------------------------------------------------------------   -------------------------
       6       CITIZENSHIP OF PLACE OF ORGANIZATION                                                      CALIFORNIA

-------------  ----------------------------------------------------------------------------   -------------------------
                          7  SOLE VOTING POWER                                                                    0
  Number of
   shares                 8  SHARED VOTING POWER                                                         69,076,760
 beneficially
owned by each             9  SOLE DISPOSITIVE POWER                                                               0
  reporting
 person with             10  SHARED DISPOSITIVE POWER                                                    69,076,760

-------------  ----------------------------------------------------------------------------   -------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                              69,076,760

-------------  ----------------------------------------------------------------------------   -------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
               INSTRUCTIONS)                                                                                    [ ]

-------------  ----------------------------------------------------------------------------   -------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                              90.0%

-------------  ----------------------------------------------------------------------------   -------------------------
      14       TYPE OF REPORTING PERSON                                                                          CO

-------------  ----------------------------------------------------------------------------   -------------------------

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CUSIP No. 362 36E 109                                         Page 4 of 10 Pages
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                  This Amendment No. 4 ("Amendment No. 4") to the Schedule 13D
filed on December 14, 1999, as amended by Amendment No. 1 thereto filed with the Securities Exchange Commission (the "SEC") on January 10, 2000, by Amendment No. 2 thereto filed with the SEC filed on May 26, 2000 and by Amendment No. 3 thereto filed with the SEC on October 4, 2000 (as so amended, the "Schedule 13D"), is filed by the undersigned to further amend the Schedule 13D. The
Schedule 13D is filed with respect to the common stock, par value $.01 per share (the "Common Stock") of Infogrames, Inc., a Delaware corporation (the
"Company"). Capitalized terms used and not defined in this Amendment No. 4 shall have the meanings ascribed to them in the Schedule 13D.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This item is hereby amended and restated in its entirety to read as follows:

(a) - (c), (f). This Statement is being filed by Infogrames Entertainment S.A., a corporation organized under the laws of France ("Infogrames"), and California U.S. Holdings, Inc., a California corporation and wholly owned subsidiary of Infogrames ("Purchaser", and together with Infogrames, the "Filing Persons"). The address for Infogrames is 1, place Verrazzano, 69252 Lyon Cedex 09 France. The address for Purchaser is 2230 Broadway, Santa Monica, California 90404. The principal business of the Filing Persons is the development and distribution of computer software. Attached as Exhibit 1 is a chart setting forth, with respect to each executive officer and director of the Filing Persons, his, her or its name, business address, principal occupation or employment, the name and principal business of the organization in which such employment is conducted, and citizenship.

         (d) During the five years prior to the date hereof, none of the Filing Persons nor, to the best knowledge of the Filing Persons, any executive officer or director of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the five years prior to the date hereof, none of the Filing Persons nor, to the best knowledge of the Filing Persons, any executive officer or director of the Filing Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

                  This item is hereby amended and supplemented as follows:

                  On December 28, 2001, Infogrames entered into the stock purchase and exchange agreement (the "Exchange Agreement") with General Atlantic Partners (Bermuda) L.P. ("GAP Bermuda"), GAP Coinvestment Partners II, L.P. ("GAP Coinvestment") and GAPCO GmbH & Co. KG ("GAP Germany" and together with GAP Bermuda and GAP Coinvestment, the "Sellers"), detailed in Item 6 below, pursuant to which it sold (i) 3,350,000 Infogrames treasury shares (the "Infogrames Treasury Shares") in exchange for two subordinated convertible notes issued by the Company in the respective principal amounts of $40,812,000 ("Convertible Note I") and $9,188,000 ("Convertible Note II" and together with Convertible Note I, the "Convertible Notes") and convertible into 2,500,000 shares of Common Stock, (ii) 3,795,516 Infogrames Treasury Shares to GAP Bermuda for an aggregate purchase price of $40,812,000, (iii) 847,080 Infogrames Treasury Shares to GAP

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CUSIP No. 362 36E 109                                         Page 5 of 10 Pages
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Coinvestment for an aggregate purchase price of $9,108,382 and (iv) 7,404
Infogrames Treasury Shares to GAP Germany for an aggregate purchase price of $79,618. As a result of the exchange of the Infogrames Treasury Shares for the Convertible Notes pursuant to the terms of the Exchange Agreement, Infogrames may be deemed to be the beneficial owner of 2,500,000 shares of Common
Stock into which the Convertible Notes are convertible, which together with the 69,076,760 shares of Common Stock Infogrames already indirectly owns, constitutes approximately 90.4% of the 79,171,232 shares of Common Stock that may be deemed outstanding pursuant to Rule 13d-3(d)(i)(D) under the Exchange Act (and assuming the conversion of the Convertible Notes).(3)

                  References to, and descriptions of, the Exchange Agreement, the Convertible Note I and the Convertible Note II in this item 3 are qualified in their entirety to references to the copies of the Exchange Agreement, the Convertible Note I and the Convertible Note II which are attached to the
Schedule 13D as Exhibit 16, Exhibit 17 and Exhibit 18, respectively and incorporated in this item 3 in their entirety where such references and descriptions appear.

ITEM 4.           PURPOSE OF THE TRANSACTION

                  This item is hereby amended and supplemented as follows:

                  On December 28, 2001, Infogrames and the Sellers entered into the Exchange Agreement.

                  The Filing Persons believe that the purchase of the Convertible Notes in exchange for the Infogrames Treasury Shares together with the sale of an additional portion of the Infogrames Treasury Shares for cash, pursuant to the terms of the Exchange Agreement, is driven by the need to reduce the financial debt of Infogrames and provides compelling financial benefits for Infogrames including the opportunity to (i) receive an additional investment of $50,000,000 paid in cash so as to refinance certain financial operations carried out by Infogrames during the period from July to December 2001, (ii) increase its market capitalization by offering the Sellers as consideration for the exchange of the Convertible Notes and a cash amount a portion of its Infogrames Treasury Shares, (iii) restructure the consolidated balance sheet of Infogrames by converting the Convertible Notes into equity of Infogrames and (iv) comply with applicable French corporate laws by selling a portion of its Infogrames Treasury Shares. In addition, the transaction allows for the participation of a representative nominated by the Sellers to the board of directors of Infogrames.

                  The Filing Persons from time to time intend to review their investment in the Company on the basis of various factors, including the Company's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Filing Persons will take such actions in the future as the Filing Persons may deem appropriate in light of the circumstances existing from time to time. If the Filing Persons believe that further investment in the Company is attractive, whether because of the market price of the Company's securities or otherwise, it may acquire shares of Common Stock or other securities of the Company either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Filing Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Filing Persons

--------
 (3) For purposes of calculating the percentage of outstanding shares held by any person in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act, the total amount of shares of Common Stock outstanding includes any shares that such person has the right to acquire within 60 (sixty) days or for which such person has voting power but excludes any shares of Common Stock that any other person has the right to acquire within 60 (sixty) days or for which any other person has voting power.

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CUSIP No. 362 36E 109                                         Page 6 of 10 Pages
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or otherwise acquired by the Filing Persons either in the open market or in privately negotiated transactions.


                  The information contained in item 6 below is hereby incorporated by reference in its entirety into this item 4.

                  Except as set forth in this Amendment No. 4, the Filing Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of item 4 of Schedule 13D of the Exchange Act.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  This item is hereby amended and supplemented as follows:

                  a) In accordance with Rule 13d-3 of the Exchange Act, as a result of Purchaser's acquisition of Common Stock and certain voting provisions under the Cayre Purchase Agreements, Purchaser may be deemed to be the beneficial owner of 69,076,760 shares of Common Stock as of the date of this Amendment No.4, which constitutes approximately 90.0% of the 76,671,232 shares of Common Stock that may be deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act. Such 69,076,760 shares of Common Stock includes 7,146,544 shares of Common Stock issuable upon the conversion of the convertible note, dated December 16, 1999, issued by the Company to Purchaser.

                  By virtue of its ownership of 100% of the capital stock of Purchaser, Infogrames may, in accordance with Rule 13d-3 of the Exchange Act, be deemed to be the indirect beneficial owner of the 69,076,760 shares of Common Stock that are deemed beneficially owned by Purchaser as of the date of this Amendment No. 4. In addition, as a result of the exchange of the Infogrames Treasury Shares for the Convertible Notes pursuant to the terms of the Exchange Agreement, Infogrames may, in accordance with Rule 13d-3 of the Exchange Act, be deemed to be the direct beneficial owner of 2,500,000 shares of Common Stock into which the Convertible Notes are convertible, which together with the 69,076,760 shares of Common Stock it already indirectly owns, constitutes approximately 90.4% of the 79,171,232 shares of Common Stock that may be deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act (assuming the conversion of the Convertible Notes).

                  To the best knowledge of the Filing Persons, none of the executive officers or directors of the Filing Persons beneficially owns any shares of Common Stock, as such term is defined in Rule 13d-3 of the Exchange Act.

                  b) As of June 30, 2001, together with Infogrames, Purchaser is deemed to have shared dispositive and voting power with respect to 69,076,760 shares of Common Stock. By virtue of its ownership of 100% of the capital stock of Purchaser, Infogrames is

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CUSIP No. 362 36E 109                                         Page 7 of 10 Pages
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deemed to have shared dispositive and voting power with respect to 69,076,760 shares of Common Stock.

                  c) Except as described in this Amendment No. 4, none of the Filing Persons or, to the best knowledge of the Filing Persons, any executive officer or director of any of the Filing Persons has engaged in any transaction in the shares of Common Stock, during the past (60) sixty days prior to the date of this Amendment No. 4.

                  d) No person other than the Filing Persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned by the Filing Persons.

                  e)  Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  On December 28, 2001, Infogrames and the Sellers entered into the Exchange Agreement. Pursuant to the Exchange Agreement, Infogrames sold (i) 3,350,000 Infogrames Treasury Shares in exchange for the Convertible Notes and convertible into an aggregate of 2,500,000 shares of Common Stock, (ii) 3,795,516 Infogrames Treasury Shares to GAP Bermuda for an aggregate purchase price of $40,812,000, (iii) 847,080 Infogrames Treasury Shares to GAP Coinvestment for an aggregate purchase price of $9,108,382 and (iv) 7,404 Infogrames Treasury Shares to GAP Germany for an aggregate purchase price of $79,618.

                  Under the terms of the Exchange Agreement, besides customary representations and warranties, the Sellers are prohibited to sell, or otherwise dispose of, without the prior written consent of Infogrames, (i) any of the Infogrames Treasury Shares until July 2, 2002 and (ii) more than an aggregate of 4,000,000 Infogrames Treasury Shares during the period between July 2, 2002 and July 1, 2003. In addition, Infogrames (i) has represented to the Sellers that it will use its reasonable best efforts to have a representative nominated by such Sellers appointed as a director of the board of directors of Infogrames and (ii) has agreed to enter into a registration rights agreement with respect to the Infogrames Treasury Shares sold pursuant to the terms of the Exchange Agreement.

                  Under the terms of the Convertible Notes, Infogrames may convert at any time, at its option all or any part of the unpaid principal amount of either of the Convertible Notes, into a maximum of 2,040,600 shares of Common Stock with respect to the Convertible Note I and a maximum of 459,400 shares of Common Stock with respect to the Convertible Note II. Each of the Convertible Notes has a maturity date of December 16, 2004. Each of the Convertible Notes is freely transferable, subject to applicable U.S. securities laws, upon endorsement of the subject Convertible Note.

                  References to, and descriptions of, the Exchange Agreement, the Convertible Note I and the Convertible Note II in this item 6 are qualified in their entirety to references to the copies of the Exchange Agreement, the Convertible Note I and the Convertible Note II which are attached to the
Schedule 13D as Exhibit 16, Exhibit 17 and Exhibit 18, respectively and incorporated in this item 6 in their entirety where such references and descriptions appear.


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CUSIP No. 362 36E 109                                         Page 8 of 10 Pages
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                  To the knowledge of the Filing Persons, other than as
described in this item 6, there are no contracts, arrangements, understandings or relationships among the persons named in item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finder's fees, joint venture, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS


                  Exhibit 1         Chart Regarding Executive Officers and
                                    Directors of Filing Persons.*

                  Exhibit 2         Joint Filing Agreement between the Filing
                                    Persons. (Filed on 12/14/1999 as Exhibit 2 to Schedule 13D and incorporated herein by reference.)

                  Exhibit 3         Securities Purchase Agreement, dated as of
                                    November 15, 1999, among the Company and the Filing Persons. (Filed on 12/14/1999 as
                                    Exhibit 3 to Schedule 13D and incorporated herein by reference.)

                  Exhibit 4         Short Term Note of the Company in the
                                    Principal Amount of $25.0 million. (Filed on
                                    12/14/1999 as Exhibit 4 to Schedule 13D and incorporated herein by reference.)

                  Exhibit 5         Warrant to Purchase 50,000 shares of
                                    Common Stock, issued to Purchaser. (Filed on
                                    12/14/1999 as Exhibit 5 to Schedule 13D and incorporated herein by reference.)

                  Exhibit 6         Equity Purchase and Voting Agreement,
                                    dated as of November 15, 1999, among the Filing Persons and the GAP Entities. (Filed on 12/14/1999 as Exhibit 8 to Schedule 13D and incorporated herein by reference.)

                  Exhibit 7 Form of GAP Warrant. (Filed on 12/14/1999 as Exhibit 9 to Schedule 13D and incorporated herein by reference.)

                  Exhibit 8         Exchange Agreement, dated as of November
                                    15, 1999, among the Company and the GAP
                                    Entities. (Filed on 12/14/1999 as Exhibit 10 to Schedule 13D and incorporated herein by reference.)

                  Exhibit 9         Form of Equity Purchase and Voting
                                    Agreements, dated as of November 15, 1999, among the Filing Persons and the members of the Cayre Group. (Filed on 12/14/1999 as
                                    Exhibit 11A to Schedule 13D and incorporated herein by reference.)


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CUSIP No. 362 36E 109                                         Page 9 of 10 Pages
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
                  Exhibit 10        Note Purchase Agreement, dated as of
                                    November 15, 1999, between certain members of the Cayre Group and Purchaser. (Filed on 12/14/1999 as Exhibit 11B to Schedule 13D and incorporated herein by reference.)

                  Exhibit 11 Right of First Offer Agreement, dated as of November 15, 1999, among Purchaser and the Lenders. (Filed on 12/14/1999 as Exhibit
                                    13 to Schedule 13D and incorporated herein by reference.)

                  Exhibit 12        Supplemental Agreement, dated May 19,
                                    2000, between Edmondson, Ward and
                                    Infogrames. (Filed on 10/04/2000 as Exhibit
                                    13 to Amendment No.3 and incorporated herein by reference.)

                  Exhibit 13        Warrant Agreement, dated as of February
                                    15, 2000, among the Company and Purchaser, and Warrant to Purchase 45,000 shares of Common Stock (225,000 shares before Reverse
                                    Stock Split), issued to Purchaser. (Filed on
                                    10/04/2000 as Exhibit 14 to Amendment No.3 and incorporated herein by reference.)

                  Exhibit 14        Second Amended and Restated Registration
                                    Rights Agreement, dated as of October 2,
                                    2000, between Purchaser and the Company.
                                    (Filed on 10/04/2000 as Exhibit 15 to
                                    Amendment No. 3 and incorporated herein by reference.)

                  Exhibit 15 Agreement and Plan of Merger, dated as of September 6, 2000, by and among 15 the Company, Merger Sub, Infogrames, Purchaser and INA. (Filed as Exhibit A to Schedule 14C filed by the Company on September 12, 2000 and incorporated herein by reference.)

                  Exhibit 16        Stock Purchase and Exchange Agreement,
                                    dated December 28, 2001, among Infogrames and the Sellers.*

                  Exhibit 17        Convertible Subordinated Note issued by
                                    the Company to Infogrames, on December 28,
                                    2001, in a principal amount of $40,812,000.*

                  Exhibit 18        Convertible Subordinated Note issued by
                                    the Company to Infogrames, on December 28,
                                    2001, in a principal amount of $9,188,000.*


-------------
*        Filed with this Amendment.


                                       9
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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January 8, 2001                By:  INFOGRAMES ENTERTAINMENT SA



                                       By: /s/ Bruno Bonnell
                                           ------------------------------------
                                           Bruno Bonnell
                                           Chairman and Chief Executive Officer



Dated:  January 8, 2001                By:  CALIFORNIA U.S. HOLDINGS, INC.



                                       By: /s/ Bruno Bonnell
                                           ------------------------------------
                                           Bruno Bonnell
                                           Chairman and Chief Executive Officer


                                       10